Exhibit 99.1

Second Quarter 2012

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

Highlights

Perifosine

•

Phase 3 results for perifosine, our oral PI3K/Akt inhibitor, in refractory colorectal cancer (“CRC”) were presented at the American Society of Clinical Oncology (“ASCO”) Annual Meeting in Chicago. The data showed, in the intent to treat population (“ITT”) (n=468), no benefit in overall survival and in progression-free survival (“PFS”) when adding perifosine to capecitabine (“P-CAP”) versus capecitabine and placebo (“CAP”) in the refractory CRC setting. The data also showed no significant difference in toxicity profiles between the two arms, confirming top-line results previously disclosed by Aeterna Zentaris on April 2, 2012.

•	Termination of our license agreement with Keryx Biopharmaceuticals, Inc. (“Keryx”), resulting in Aeterna Zentaris regaining full North American rights to perifosine in all indications.

•	Aeterna Zentaris took over the ongoing Phase 3 trial in multiple myeloma from Keryx, with a pre-planned interim analysis expected in Q1 2013.

•	Our Japanese partner Yakult Honsha (“Yakult”) initiated an open-label two-step Phase 1 trial in multiple myeloma in Japan, which it is sponsoring and conducting.

•

Phase 1 data for perifosine in multiple myeloma were published in the June issue of the British Journal of Haematology. The article outlined the safety profile and encouraging clinical activity of perifosine when combined with lenalidomide and dexamethasone in relapsed and relapsed/refractory multiple myeloma.

•

Online article in the May issue of PLoS ONE, outlined perifosine’s potential as a novel approach for the treatment of mesothelioma, an aggressive type of cancer associated with exposure to asbestos. The article also described a novel mechanism of perifosine that interferes, upstream of Akt, affecting EGFR and MET phosphorylation.

•

Phase 1 results presented at the Advances in Neuroblastoma Conference in Toronto demonstrated perifosine’s single-agent activity against chemo-resistant and radio-resistant neuroblastoma, a type of childhood cancer which usually begins in the neural tissue.

•

Phase 2 data for perifosine as monotherapy in renal cell carcinoma (“RCC”) were published in the June issue of Cancer. The article outlined perifosine’s anticancer activity, which was comparable to current second-line agents, and the authors concluded that the compound may be worthy of further investigation in this indication in combination with available therapies.

Second Quarter MD&A – 2012

AEZS-130

•

Oral presentation of the final Phase 3 results for AEZS-130, our oral ghrelin agonist, as a diagnostic test for adult growth hormone deficiency (“AGHD”), presented at the 94th ENDO Annual Meeting and Expo (“ENDO”) in Houston, Texas, showed the compound to be safe and effective in diagnosing AGHD.

•

Subsequent to quarter-end, we filed a request with the FDA for Fast Track designation and a rolling submission for AEZS-130 as a diagnostic test for AGHD. The request is part of the Company’s New Drug Application (“NDA”) strategy for AEZS-130 to efficiently move the product to approval.

•

Subsequent to quarter-end, the United States Patent and Trademark Office has granted us a patent for the use of AEZS-130 (EP1572) as a diagnostic test for AGHD. Filed on February 19, 2007, the patent (US 8,192,719 B2) titled, “Methods and Kits to Diagnose Growth Hormone Deficiency by Oral Administration of EP1572 or EP1573 Compounds”, became effective as of June 5, 2012, and will expire on October 12, 2027.

AEZS-136

•

A poster on AEZS-136, our novel orally-active anticancer PI3K/Erk 1/2 inhibitor, was presented at the American Association for Cancer Research Annual Meeting (“AACR”) in Chicago. The poster showed the compound’s unique inhibition and excellent preclinical activity against PI3K and Erk signaling pathways and also indicated that the compound is well tolerated.

Corporate developments

NASDAQ Delisting Notification

•

Notification received from The NASDAQ Stock Market (“NASDAQ”) regarding the failure by the Company to comply with the NASDAQ’s $1.00 per share minimum bid price requirement. The Company has been provided 180 calendar days, or until November 12, 2012, to regain compliance.

Share Consolidation (Reverse Stock Split)

•

Subsequent to quarter-end, we convened a Special Meeting of Shareholders to be held on August 15, 2012, at which shareholders will be asked to consider and authorize the Board of Directors to effect, in its discretion, a share consolidation (or reverse stock split) of the outstanding common shares.

At-The-Market Issuance Program (“ATM Program”)

•	During the three-month period ended June 30, 2012, pursuant to our January 2012 ATM Program, we issued a total of 2.6 million common shares for gross proceeds of approximately $1.9 million.

•

Subsequent to quarter-end, between July 2 and August 1, 2012, we issued a total of 1.0 million common shares under the January 2012 ATM Program for aggregate gross proceeds of approximately $0.5 million. On August 2, 2012, we have decided to cease issuing common shares under the ATM Program.

Second Quarter MD&A – 2012

Introduction

This Management’s Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows of Aeterna Zentaris Inc. for the three-month and six-month periods ended June 30, 2012. In this MD&A, “Aeterna Zentaris”, the “Company”, “we”, “us”, “our” and the “Group” mean Aeterna Zentaris Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in the Company’s interim consolidated financial statements as at June 30, 2012 and for the three-month and six-month periods ended June 30, 2012 and 2011.

All amounts in this MD&A are presented in US dollars, except for share, option and warrant data, per share and per warrant data and as otherwise noted.

About Forward-Looking Statements

This document contains forward-looking statements, which reflect our current expectations regarding future events. Forward-looking statements may include words such as “anticipate”, “assuming”, “believe”, “could”, “expect”, “foresee”, “goal”, “guidance”, “intend”, “may”, “objective”, “outlook”, “plan”, “seek”, “should”, “strive”, “target” and “will”.

Forward-looking statements involve risks and uncertainties, many of which are discussed in this MD&A. Results or performance may differ significantly from expectations. For example, the results of current clinical trials cannot be foreseen, nor can changes in policy or actions taken by regulatory authorities such as the United States Food and Drug Administration (“FDA”), the European Medicines Agency (“EMA”), the Therapeutic Products Directorate of Health Canada or any other organization responsible for enforcing regulations in the pharmaceutical industry.

Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on any forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.

About Material Information

This MD&A includes information that we believe to be material to investors after considering all circumstances, including potential market sensitivity. We consider information and disclosures to be material if they result in, or reasonably would be expected to result in, a significant change in the market price or value of our securities, or where it is likely that a reasonable investor would consider the information and disclosures to be important in making an investment decision.

The Company is a reporting issuer under the securities legislation of all of the provinces of Canada, and its securities are registered with the United States Securities and Exchange Commission. The Company is therefore required to file or furnish continuous disclosure information such as interim and annual financial statements, MD&A, proxy circulars, annual reports on Form 20-F, material change reports and press releases with the appropriate securities regulatory authorities. Copies of these documents may be obtained free of charge upon request from the Company’s Investor Relations department or on the Internet at the following addresses: www.aezsinc.com, www.sedar.com and www.sec.gov.

Second Quarter MD&A – 2012

Company Overview

Aeterna Zentaris Inc. (NASDAQ: AEZS and TSX: AEZ) is an oncology and endocrinology drug development company currently investigating treatments for various unmet medical needs. Our pipeline encompasses compounds at all stages of development, from drug discovery through to marketed products. We also benefit from strategic collaborators and licensee partners to contribute to the development of our pipeline of product candidates and to establish commercial activities in specific territories.

The Company has incurred over the years recurrent operating losses, investing significantly in its R&D activities as well as supporting its general and administrative expenses. It has financed its operations through different sources including the issuance of common shares and the conclusion of strategic alliances with licensee partners. The Company expects to continue to incur operating losses and may require significant capital to fulfill its future obligations. See the capital disclosures and the liquidity risk sections below.

In oncology, we are advancing perifosine, our oral Akt/PI3K inhibitor, currently in a Phase 3 trial in multiple myeloma and in Phase 1/2 trials in other cancer indications. We also plan to initiate a pivotal program with AEZS-108, a doxorubicin LHRH-targeted conjugate compound, in endometrial cancer, for which we have successfully completed a Phase 2 trial in advanced endometrial and advanced ovarian cancer. We are also advancing Phase 2 trials with AEZS-108 in castration- and taxane-resistant prostate cancer, refractory bladder cancer and in triple-negative breast cancer.

Our oncology pipeline also encompasses other earlier-stage programs. Among them, AEZS-112, an oral anticancer agent which involves three mechanisms of action (tubulin, topoisomerase II and angiogenesis inhibition), has completed a Phase 1 trial in advanced solid tumors and lymphoma. Additionally, several novel targeted anticancer candidates such as AEZS-120, a live recombinant oral tumor vaccine candidate, as well as our PI3K/Erk inhibitors, including AEZS-136, are currently in preclinical development.

In endocrinology, we are planning to file a New Drug Application (“NDA”) in the United States for the registration of AEZS-130, an oral ghrelin agonist, as a diagnostic test for adult growth hormone deficiency (“AGHD”). A Phase 3 trial under an FDA Special Protocol Assessment (“SPA”) has been completed in this indication. Furthermore, AEZS-130 is in a Phase 2A trial for the treatment of cancer cachexia.

Second Quarter MD&A – 2012

Key Developments for the Three Months Ended June 30, 2012

Drug Development

Status of our drug pipeline as at August 14, 2012
Discovery	Preclinical	Phase 1	Phase 2	Phase 3	Commercial
~120,000 compound library	AEZS-120 Prostate cancer vaccine (oncology) AEZS-136 PI3K/Erk inhibitor (oncology) AEZS-137 (disorazol Z) (oncology) AEZS-125 (LHRH- disorazol Z) (oncology)	AEZS-112 (oncology)

AEZS-108

•     Endometrial cancer

•     Triple-negative breast cancer

•     Ovarian cancer

•     Castration- and taxane-resistant prostate cancer

•     Refractory bladder cancer

Ozarelix

•     Prostate cancer

AEZS-130

•     Therapeutic in cancer cachexia

Perifosine

(Phase 1/2)

•     Neuroblastoma

•     Glioma

•     Pediatric solid tumors

				Perifosine • Multiple myeloma AEZS-130 • Diagnostic in adult growth hormone deficiency (endocrinology)	Cetrotide® (in vitro fertilization)

Partners

Cetrotide®:

Merck Serono, World (except Japan) – Nippon Kayaku/Shionogi, Japan

Ozarelix:

Spectrum Pharmaceuticals, World (ex-Japan for oncology indications, ex-Korea and ex-other Asian countries for BPH indication) – Handok Pharmaceuticals, Korea and other Asian countries for BPH indication – Nippon Kayaku, Japan for oncology indications

Perifosine:

Yakult Honsha, Japan – Handok, Korea – Hikma Pharmaceuticals, Middle East/North Africa

Second Quarter MD&A – 2012

Perifosine

On April 2, 2012, we announced top line Phase 3 results for perifosine in CRC. The Phase 3 “X-PECT” (Xeloda® + Perifosine Evaluation in Colorectal Cancer Treatment) clinical trial evaluating perifosine + capecitabine (Xeloda®) in patients with refractory advanced CRC did not meet the primary endpoint of improving overall survival versus capecitabine + placebo. The trial involving 468 patients in 65 sites in the U.S was conducted by the Company’s North American licensee partner, Keryx.

On May 7, 2012, we announced that we had agreed with Keryx to terminate our license agreement with respect to perifosine, as a result of which Aeterna Zentaris regained in full the North American rights to perifosine in all indications. We also announced that we will continue the ongoing Phase 3 trial in multiple myeloma with this compound. Termination of the agreement was effective as of May 4, 2012. Under the terms of the agreement to terminate, all intellectual property and development data, including active pharmaceutical ingredients (“API”), clinical samples, as well as orphan drug designations and Investigational New Drug (“INDs”) applications on perifosine generated by Keryx, have been transferred to Aeterna Zentaris. In return, we agreed to pay low single-digit royalties to Keryx on future net sales of perifosine in North America (U.S., Canada and Mexico).

On May 31, 2012, we announced that an article had been published in the May 2012 issue of PLoS ONE, outlining a novel mechanism of action of perifosine which could provide a rationale for a novel approach to the treatment of Malignant Pleural Mesothelioma (MMe), an aggressive type of cancer associated with exposure to asbestos. The article, entitled, “Perifosine as a Potential Novel Anti-Cancer Agent Inhibits EGFR/MET-AKT Axis in Malignant Pleural Mesothelioma”, G. Pinton, A. Gabriella Manente, G. Angeli, L. Mutti and L. Moro, referred to data demonstrating that perifosine caused a dose-dependent reduction of Akt activation at concentrations causing MMe cell growth arrest. Moreover, the article described a novel mechanism of perifosine that interferes, upstream of Akt, affecting EGFR and MET phosphorylation. Finally, the article indicated that the data demonstrated a significant increase in cell toxicity when MMe cells were treated with perifosine in combination with cisplatin.

On June 4, 2012, we announced that Johanna Bendell, MD, Director of Gastrointestinal Cancer Research and Associate Director of Drug Development at the Sarah Cannon Research Institute in Nashville, Tennessee, had presented Phase 3 results for perifosine in refractory CRC at the ASCO Annual Meeting in Chicago. Dr. Bendell was the lead investigator of the trial. The data showed no benefit in overall survival when adding perifosine to capecitabine in the refractory CRC setting, confirming top-line results which we had previously disclosed on April 2, 2012. For the total intent to treat (ITT) patient population, median overall survival (“OS”) was 6.9 months for the CAP group compared to 6.4 months for the P-CAP group. Median progression-free survival (“PFS”) was 11.4 weeks for the CAP group compared to 10.9 weeks for the P-CAP group. The differences were not statistically significant. There were 7 complete and partial responses in the CAP group compared to 6 complete and partial responses in the P-CAP group. There was no significant difference in toxicity profiles between the two arms. The most frequent hematologic adverse event was grade 1/2 anemia (CAP = 30 vs. P-CAP = 49). The most common non-hematologic adverse event was grade 1/2 fatigue (CAP = 95 vs. P-CAP = 125). In one pre-defined subgroup to which patients were stratified, those who expressed the wild-type K-ras proto-oncogene and who had discontinued oxaliplatin for toxicity rather than for disease progression (n=86), there was a benefit in OS (P-CAP = 8 months versus CAP = 6.2 months) and in PFS (P-CAP = 18.1 weeks versus CAP = 6.6 weeks) for perifosine treated patients. The reason for this finding is not clear at present and biomarker analyses are ongoing.

Second Quarter MD&A – 2012

On June 5, 2012, we announced that Phase 1 trial results for perifosine in multiple myeloma, previously presented at the 2010 American Society of Hematology Annual Meeting and Exposition, had been published in the online May 2012 issue of the British Journal of Haematology. The article outlined the safety profile and encouraging clinical activity of perifosine when combined with lenalidomide and dexamethasone in relapsed and relapsed/refractory multiple myeloma. Among 30 evaluable patients for efficacy, 73% achieved a minimal response or better, including 50% with a partial response or better. Median PFS was 10.8 months and median OS was 30.6 months. Among the 31 evaluable patients for safety and tolerability, the most common all-causality grade 1-2 adverse events were fatigue (48%) and diarrhea (45%), and grade 3-4 adverse events were neutropenia (26%), hypophosphataemia (23%), thrombocytopenia (16%) and leucopenia (13%). No grade 3-4 peripheral neuropathies or deep vein thromboses were reported. Exploratory pharmacodynamic study data suggest that the clinical efficacy of perifosine + lenalidomide + dexamethasone is positively associated with phospho-Akt; the activity of the 3-drug combination appeared to be greater in patients with higher baseline phospho-Akt. The data also suggest that perifosine may be particularly effective in patients with Akt-dependent multiple myeloma, a subgroup of multiple myeloma (Zollinger et al, 2008).

On June 18, 2012, we announced that data from two single-arm, open-label Phase 2 trials (#228 and #231) in RCC for perifosine had been published in the June 2012 issue of Cancer, a publication of the American Cancer Society. The article, entitled “Two Phase 2 Trials of the Novel Akt Inhibitor Perifosine in Patients with Advanced Renal Cell Carcinoma After Progression on Vascular Endothelial Growth Factor-Targeted Therapy”, D.C. Cho, T.E. Hutson, W. Samlowski, P. Sportelli, B. Somer, P. Richards, J.A. Sosman, I. Puzanov, M.D. Michaelson, K.T. Flaherty, R.A. Figlin and N.J. Vogelzang, outlined perifosine’s activity as monotherapy in patients with advanced RCC, which was comparable to current second-line agents. Both objective tumor responses and prolonged disease stability were observed, and perifosine was well tolerated at the 100mg daily dose used in this trial. In the #228 trial, 24 patients with advanced RCC received oral perifosine (100mg daily). The #231 trial enrolled 2 groups that received daily oral perifosine (100mg daily): Group A comprised 32 patients who had received no prior mTOR inhibitor, and Group B comprised 18 patients who had received 1 prior mTOR inhibitor. In the #228 trial, 1 patient achieved a partial response and 11 patients had stable disease as their best response. The median progression-free survival was 14.2 weeks. In the #231 trial, 5 patients achieved a partial response and 16 patients had stable disease as their best response. The median progression-free survival was 14 weeks both in patients with and without prior mTOR inhibitor therapy. Overall, there were very few grade 3 and 4 events, therefore, demonstrating perifosine’s single-agent activity being similar to known drugs. The most common toxicities included nausea, diarrhea, musculoskeletal pain and fatigue. Finally, the authors concluded that this compound may be worthy of further investigation in this indication in combination with available therapies.

On June 21, 2012, we announced that results from an open-label, dose-escalating Phase 1 trial for perifosine showed the drug’s activity against chemo-resistant and radio-resistant neuroblastoma, while allowing good quality of life and sparing vital organs. The data were presented by Brian H. Kushner, MD, of the Memorial Sloan-Kettering Cancer Center in New York, during a poster session at the Advances in Neuroblastoma Research Conference held in Toronto. Data were based on 24 treated patients who were dosed using 50mg tablets and received a loading dose (100-200mg/m2) of perifosine on day 1, followed by daily maintenance doses (50-75mg/m2) until progressive disease or dose-limiting toxicity. Disease evaluation was every 8 weeks. Antineuroblastoma activity was evident by a 50% PFS rate at 12 months (Standard Error ±11%) and included 1 complete remission (CR) based on a normalized MIBG scan and 3 patients with improved MIBG scan and normalized bone marrow histology over prolonged follow-up (up to 37+months). No significant toxicity was seen, in particular no grade 3 problems, and no safety issues were encountered in 6 patients who started treatment with pre-existing thrombocytopenia and/or grade 3 elevations in liver enzymes. These results indicate that further development of perifosine in neuroblastoma is warranted.

On June 28, 2012, we announced that our Japanese partner, Yakult (Tokyo: 2267), had initiated a Phase 1 trial in multiple myeloma with perifosine. Yakult, who is sponsoring and conducting this trial in Japan, reported that a first patient has been treated with perifosine. This is an open-label, two-step Phase 1 trial in which perifosine is combined with bortezomib (Velcade®) and dexamethasone in patients with refractory multiple myeloma who had previously been treated with bortezomib. The trial is expected to include a total of 18 patients (6 in step 1 and 12 in step 2). Patients will receive perifosine daily (50mg, Days 1-21) in combination with bortezomib (1.3mg/m2, Days 1, 4, 8 and 11) and dexamethasone (20mg, Days 1, 2, 4, 5, 8, 9, 11 and 12) according to a three-week cycle (21 days ± 3 days). The primary endpoint is safety, and secondary endpoints include response rate, progression-free survival and time to tumor progression.

Second Quarter MD&A – 2012

AEZS-130

On June 26, 2012, we announced that final results from a multicenter open-label Phase 3 trial for AEZS-130 showed that the drug is safe and effective in diagnosing AGHD. Jose M. Garcia, MD, PhD, of the Baylor College of Medicine and the Michael E. DeBakey VA Medical Center, disclosed these data during an oral presentation at the 94th ENDO Annual Meeting and Expo in Houston. The study had originally been designed as a cross-over trial of AEZS-130 vs. growth hormone-releasing hormone (GHRH) + L-Arginine (ARG) in AGHD patients and in controls matched for body mass index (“BMI”), estrogen status, gender and age. After 43 AGHD patients and 10 controls had been tested, GHRH became unavailable. The study was completed by testing 10 more AGHD patients and 38 controls with AEZS-130 alone. Of the 53 AGHD subjects enrolled, 52 received AEZS-130, and 50 who had confirmed AGHD prior to study entry were included in this analysis, along with 48 controls. Two AGHD subjects could not be matched due to the combination of young age, high BMI and estrogen use. The objective of this clinical trial was to determine the efficacy and safety of AEZS-130 in the diagnosis of AGHD. Mean peak growth hormone (“GH”) levels in AGHD patients and controls following AEZS-130 administration were 2.36ng/mL (range 0.03-33) and 17.71ng/mL (range 10.5-94), respectively. The receiver operating characteristic (“ROC”) plot analysis yielded an optimal GH cut-point of 2.7ng/mL, with 82% sensitivity, 92% specificity and a 13% misclassification rate. Obesity (BMI>30) was present in 58% of cases and controls, and peak GH levels were inversely associated with BMI in controls. Adverse events (“AE”) were seen in 37% of AGHD patients and in 21% of controls following AEZS-130. In contrast, 61% of AGHD subjects and 30% of controls experienced AEs with L ARG+GHRH. The most common AEs after AEZS-130 were unpleasant taste (19.2%) and diarrhea (3.8%) for the AGHD patients and unpleasant taste (4.2%) and diarrhea (4.2%) for the matched controls. AEs were generally mild or moderate in severity.

On July 24, 2012, subsequent to quarter-end, we filed a request with the FDA for Fast Track designation for AEZS-130 as an orally-administered diagnostic agent for AGHD. The request is part of the Company’s NDA strategy for AEZS-130 to efficiently move the product to approval. The FDA’s Fast Track program is designed, among other things, to facilitate the development and expedite the review of new drugs that demonstrate the potential to address unmet medical needs. According to its guidance on Fast Track applications, the FDA responds within 60 days of receipt of such requests. In conjunction with our request for Fast Track designation, we also requested the ability to submit portions of our NDA on a rolling basis. This means we could submit certain modules of our NDA progressively, with the expectation that review of those portions of the NDA would be complete or well underway before we complete the NDA submission. Should we obtain agreement on our Fast Track designation and rolling submission strategy, we would expect to begin filing modules before year-end and complete the NDA submission in the first quarter of 2013. Currently, there is no approved diagnostic test for AGHD in North America.

On August 7, 2012, subsequent to quarter-end, the United States Patent and Trademark Office has granted us a patent for the use of AEZS-130 (EP1572) as a diagnostic test for AGHD. Filed on February 19, 2007, the patent (US 8,192,719 B2) titled, “Methods and Kits to Diagnose Growth Hormone Deficiency by Oral Administration of EP1572 or EP1573 Compounds”, became effective as of June 5, 2012, and will expire on October 12, 2027. The corresponding composition of matter patent (US 6,861,409 B2), filed on June 13, 2001 and granted on March 1, 2005, will expire on August 1, 2022, with the possibility of a patent term extension of up to 5 years.

AEZS-136

On April 3, 2012, we announced that a poster on AEZS-136 showed the compound’s unique inhibition and excellent activity against PI3K and Erk signaling pathways, as well as being well tolerated. The poster, entitled “Dual inhibition of PI3K and Erk1/2 shows synergy and efficacy in human tumor cells, either by using drug combinations or novel dual PI3K/Erk inhibitors”, I. Seipelt, M. Gerlach, L. Blumenstein, G. Mueller, E. Guenther, J. Engel and M. Teifel, was presented by Irene Seipelt, PhD, Director, Preclinical Development at Aeterna Zentaris, at the AACR Annual Meeting in Chicago.

Second Quarter MD&A – 2012

The conclusions were as follows:

•	Effective dual targeting of Raf-Mek-Erk and PI3K-Akt pathway
•	Unique inhibitor with excellent activity against PI3K and Erk
•	Induction of G1 arrest and apoptosis
•	Broad anti-proliferative activity in vitro
•	Favorable in vitro ADMET and in vivo PK profile
•	Well tolerated up to daily doses of 90mg/kg for 4 weeks
•	In vivo anti-tumor efficacy after oral administration

Corporate Developments

NASDAQ Delisting Notification

On May 16, 2012, we received a notice from NASDAQ indicating that the Company’s minimum bid price had fallen below $1.00 for 30 consecutive business days and, therefore, we were not in compliance with NASDAQ Marketplace Rule 5450(a)(1). We have been provided 180 calendar days, or until November 12, 2012, to regain compliance with the minimum bid price requirement. To regain compliance, the closing bid price of the Company’s common shares must be at least $1.00 per share for a minimum of 10 consecutive business days during the grace period.

Share Consolidation (Reverse Stock Split)

On July 13, 2012, subsequent to quarter-end, we filed a Management Information Circular for a Special Meeting of Shareholders to be held on August 15, 2012. At this meeting, shareholders will be asked to consider and authorize the Board of Directors to effect, in its discretion, a share consolidation (or reverse stock split) of the outstanding common shares at a consolidation ratio of between 2-for-1 and 8-for-1, by filing Articles of Amendment to our restated articles of incorporation, subject to the Board of Directors’ authority to decide not to proceed with the filing of the Articles of Amendment and the implementation of the share consolidation. The Board of Directors, in its discretion, may elect to effect any ratio for the share consolidation falling within the aforementioned range of ratios upon receipt of shareholder approval and prior to the filing of Articles of Amendment. Alternatively, the Board of Directors will retain the authority to determine in its discretion not to proceed with the share consolidation. This share consolidation can be implemented no later than December 31, 2013, subject to approval of the Toronto Stock Exchange.

Class Action

On June 19, 2012, we announced that we had learned that a putative class action lawsuit had been filed against Aeterna Zentaris and certain of its officers, alleging failures to disclose certain information under U.S. federal securities laws. We have retained Paul, Weiss, Rifkind, Wharton & Garrison LLP, to defend the Company and its officers. We believe that there is absolutely no basis for the lawsuit, and we intend to defend ourselves vigorously.

ATM Program

Between April 2 and June 29, 2012, we issued a total of 2.6 million common shares under the January 2012 ATM Program for aggregate gross proceeds of $1.9 million, less cash transaction costs of $57,095 and previously deferred transaction costs of $26,800.

Subsequent to quarter-end, between July 2 and August 1, 2012, we issued a total of 1.0 million common shares under the January 2012 ATM Program for aggregate gross proceeds of $0.5 million, less cash transaction costs of $14,500 and previously deferred transaction costs of $12,800. On August 2, 2012, we decided to cease issuing common shares under the ATM Program.

Second Quarter MD&A – 2012

Interim Consolidated Statements of Comprehensive Income (Loss) Information

	Three months ended June 30,		Six months ended June 30,
(in thousands, except for share and per share data)	2012	2011	2012	2011
	$	$	$	$
Revenues
Sales and royalties	7,239	6,114	15,547	13,206
License fees and other	232	409	1,434	706

	7,471	6,523	16,981	13,912

Operating expenses
Cost of sales	6,262	5,497	13,775	11,520
Research and development costs, net of tax credits and grants	5,167	5,563	10,739	11,061
Selling, general and administrative expenses	3,642	3,434	6,855	6,593

	15,071	14,494	31,369	29,174

Loss from operations	(7,600)	(7,971)	(14,388)	(15,262)

Finance income	12,145	265	7,483	1,089
Finance costs	(5)	(2,863)	(6)	(5,612)

Net finance income (costs)	12,140	(2,598)	7,477	(4,523)

Income (loss) before income taxes	4,540	(10,569)	(6,911)	(19,785)
Income tax expense	—	—	—	(841)

Net income (loss)	4,540	(10,569)	(6,911)	(20,626)

Other comprehensive income (loss):
Foreign currency translation adjustments	52	(526)	(203)	(1,865)

Comprehensive income (loss)	4,592	(11,095)	(7,114)	(22,491)

Net income (loss) per share
Basic and diluted	0.04	(0.12)	(0.06)	(0.23)

Weighted average number of shares outstanding
Basic	111,058,138	90,690,019	108,537,490	88,721,832

Diluted	111,059,815	90,690,019	108,537,490	88,721,832

Second Quarter MD&A – 2012

Revenues

Revenues are derived primarily from sales and royalties as well as from license fees. Sales are derived from Cetrotide® (cetrorelix acetate solution for injection), marketed for reproductive health assistance for in vitro fertilization, as well as from API. Royalties are derived indirectly from ARES Trading S.A.’s (“Merck Serono”) net sales of Cetrotide® and represent the periodic amortization, under the units-of-revenue method, of the proceeds received in connection with the 2008 sale to Cowen of the underlying future royalty stream.

License fees include periodic milestone payments, research and development (“R&D”) contract fees and the amortization of upfront payments received from our licensing partners.

Sales and royalties were $7.2 million and $15.5 million for the three-month and six-month periods ended June 30, 2012, respectively, compared to $6.1 million and $13.2 million for the same periods in 2011. This increase is largely attributable to comparative higher deliveries of Cetrotide® to certain customers, which in turn is partly offset by the relative weakening of the euro against the US dollar.

Sales and royalties in the second half of 2012 are expected to increase slightly as compared to the first half of 2012, based on recent Cetrotide® orders from our customers.

License fees and other revenues were $0.2 million and $1.4 million for the three-month and six-month periods ended June 30, 2012, respectively, as compared to $0.4 million and $0.7 million for the same periods in 2011. The year-to-date increase is primarily due to higher research and development services provided.

License fees and other revenues are expected to decrease in the second half of 2012, as compared to the first half of 2012 due to expected lower R&D services to be provided to our licensee partners.

Operating Expenses

Cost of sales increased to $6.3 million and $13.8 million for the three-month and six-month periods ended June 30, 2012, respectively, as compared to $5.5 million and $11.5 million for the same periods in 2011. This increase is largely attributable to the increase in sales of Cetrotide®, as discussed above. Additionally, cost of sales as a percentage of sales and royalties decreased to approximately 86.5%, as compared to 89.9% in the second quarter of 2011, due to API with higher margins sold to a licensee.

For the six-month period ended June 30, 2012, cost of sales as a percentage of sales and royalties, increased to approximately 88.6%, as compared to 87.2% for the same period in 2011, due to a comparative increase of lot sizes delivered that have a higher production cost by unit, which in turn is partly offset by the higher margin on the API sales, as mentioned above.

Second Quarter MD&A – 2012

R&D costs, net of refundable tax credits and grants, were $5.2 million and $10.7 million for the three-month and six-month periods ended June 30, 2012, respectively, compared to $5.6 million and $11.1 million for the same periods in 2011.

The following table summarizes our net R&D costs by nature of expense:

(in thousands)	Three months ended June 30, 2012	Six months ended June 30, 2012
	$
Employee compensation and fringe benefits	2,197	4,497
Third-party costs	2,524	4,753
Facilities rent and maintenance	434	852
Other costs*	567	1,247
R&D tax credits and grants	(555)	(610)

	5,167	10,739

*	Includes depreciation and amortization charges.

The following table summarizes primary third-party R&D costs, by product candidate, incurred by the Company during the three-month and six-month periods ended June 30, 2012.

(in thousands, except percentages)
Product	Status	Indication	Three months ended June 30, 2012		Six months ended June 30, 2012
			$	%	$	%
AEZS-108	Phase 2	Oncology	967	38.3	1,851	38.9
Perifosine	Phases 2 and 3	Oncology	619	24.5	1,315	27.7
AEZS-130	Phase 3	Endocrinology (diagnosis of AGHD)	82	3.2	82	1.7
PI3K/Erk inhibitors	Preclinical	Oncology	654	26.0	1,031	21.7
Other	Preclinical	Oncology and endocrinology	202	8.0	474	10.0

			2,524	100.0	4,753	100.0

Excluding the impact of foreign exchange rate fluctuations, we expect net R&D costs to increase in the second half of 2012, compared to the first half of 2012, due to the advancement of our lead projects listed above. Overall, excluding the impact of unforeseen foreign exchange rate fluctuations, we now expect that we will incur net R&D costs of between $23 million and $25 million for the full year 2012, particularly given our primary focus on developing perifosine in multiple myeloma, AEZS-108, AEZS-130 and AEZS-120.

Selling, general and administrative (“SG&A”) expenses were $3.6 million and $6.9 million for the three-month and six-month periods ended June 30, 2012, respectively, compared to $3.4 million and $6.6 million for the same periods in 2011.

We expect that SG&A expenses will slightly decrease in the second half of 2012, as compared to the first half of 2012.

Second Quarter MD&A – 2012

Net finance income (costs) are comprised predominantly of the change in fair value of warrant liability, net gains (losses) due to changes in foreign currency exchange rates and the gain on our short-term investment (2011 only). For the three-month and six-month periods ended June 30, 2012, net finance income (costs) totalled $12.1 million and $7.5 million, respectively, as compared to ($2.6) million and ($4.5) million for the same periods in 2011, as presented below.

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
	$	$	$	$
Finance income
Change in fair value of warrant liability	10,773	—	6,736	—
Net gains due to changes in foreign currency exchange rates	1,304	—	602	—
Interest income	68	42	145	72
Gain on held-for-trading financial instrument	—	223	—	1,017

	12,145	265	7,483	1,089

Finance costs
Change in fair value of warrant liability	—	(2,219)	—	(3,866)
Net losses due to changes in foreign currency exchange rates	—	(642)	—	(1,742)
Unwinding of discount	(5)	(2)	(6)	(4)

	(5)	(2,863)	(6)	(5,612)

	12,140	(2,598)	7,477	(4,523)

The significant increase in net finance income, as compared to the same periods in 2011, is mainly due to the change in fair value of our warrant liability. That change results from the periodic “mark-to-market” revaluation, via the application of the Black-Scholes option pricing model, of currently outstanding share purchase warrants. The Black-Scholes “mark-to-market” warrant valuation most notably has been impacted by the market price of our common shares, which, on NASDAQ, has fluctuated from $1.72 on January 3, 2011 to $2.27 on June 30, 2011, and from $1.54 on January 3, 2012 to $0.51 on June 29, 2012. The increase in net finance income is also related to gains due to changes in foreign currency exchange rates, which are mainly related to the period-over-period continued weakness of the Euro against the U.S. dollars, as presented below.

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Euro to US$ average conversion rate	1.2832	1.4400	1.3004	1.4040

Second Quarter MD&A – 2012

Net income (loss) for the three-month and six-month periods ended June 30, 2012 was $4.5 million and ($6.9) million, or $0.04 and ($0.06) per basic and diluted share, respectively, compared to ($10.6) million and ($20.6) million, or ($0.12) and ($0.23) per basic and diluted share, for the same periods in 2011. This significant decrease in net loss is mainly due to higher net finance income, as discussed above.

Quarterly Consolidated Results of Operations Information

(in thousands, except for per share data)
	Quarters ended
	June 30, 2012	March 31, 2012	December 31, 2011	September 30, 2011
	$	$	$	$
Revenues	7,471	9,510	12,627	9,514
Loss from operations	(7,600)	(6,788)	(8,688)	(8,244)
Net income (loss)	4,540	(11,451)	(7,519)	1,078
Net income (loss) per share
Basic and diluted	0.04	(0.11)	(0.07)	0.01

	Quarters ended
	June 30, 2011	March 31, 2011	December 31, 2010	September 30, 2010
	$	$	$	$
Revenues	6,523	7,389	9,971	5,726
Loss from operations	(7,971)	(7,291)	(4,003)	(5,456)
Net loss	(10,569)	(10,057)	(6,610)	(9,920)
Net loss per share*
Basic and diluted	(0.12)	(0.12)	(0.08)	(0.12)

*	Net income (loss) per share is based on each reporting period’s weighted average number of shares outstanding, which may differ on a quarter-to-quarter basis. As such, the sum of the quarterly net income (loss) per share amounts may not equal year-to-date net loss per share.

In the last eight quarters, revenues have increased, when compared quarter over quarter for each of the corresponding periods in 2012-2011 versus 2011-2010, mainly due to higher deliveries of Cetrotide® to Merck Serono.

In the last eight quarters, net income (loss) has been impacted by revenues, as mentioned above, by the comparative level of net R&D costs in connection with the advancement of perifosine, AEZS-108, AEZS-130 and PI3K/Erk compounds. Net R&D costs decreased in this second quarter as compared to the same quarter of 2011 and increased when compared quarter over quarter for each of the other corresponding periods in 2012-2011 versus 2011-2010. The quarter-over-quarter periods net income (loss) were also impacted by the recognition of impairment losses in the third and fourth quarters of 2011, by the initiation of pre-launch and marketing efforts related to the potential commercialization of perifosine in Europe in the third and fourth quarters of 2011, by gains on our short-term investment recorded during the quarter ended December 31, 2010 up to the quarter ended September 30, 2011, as well as by foreign exchange gains or losses and changes in fair value of our warrant liability.

Second Quarter MD&A – 2012

Interim Consolidated Statement of Financial Position Information

(in thousands)	As at June 30, 2012	As at December 31, 2011
	$	$
Cash and cash equivalents	39,759	46,881
Trade and other receivables and other current assets	11,073	13,258
Restricted cash	792	806
Property, plant and equipment	2,223	2,512
Other non-current assets	11,521	11,912

Total assets	65,368	75,369

Payables and other current liabilities	15,778	17,784
Long-term payable (current and non-current portions)	59	88
Warrant liability (current and non-current portions)	2,086	9,204
Non-financial non-current liabilities*	49,267	52,839

Total liabilities	67,190	79,915
Shareholders’ deficiency	(1,822)	(4,546)

Total liabilities and shareholders’ deficiency	65,368	75,369

*	Comprised mainly of non-current portion of deferred revenues, employee future benefits and provision.

The decrease in cash and cash equivalents as at June 30, 2012, as compared to December 31, 2011, is due to the recurring disbursements and other variations in components of our working capital, partially offset by: the receipt of a milestone payment in connection with our development, commercialization and licensing agreement entered into with Yakult, as discussed above, the receipt of net proceeds pursuant to drawdowns made in connection with our January 2012 ATM Program, as discussed above, and the relative weakening, in the second quarter of 2012, of the euro against the US dollar, as compared to December 31, 2011.

Our warrant liability decreased from December 31, 2011 to June 30, 2012 predominantly due to the change in fair value pursuant to the periodic “mark-to-market” revaluation of the underlying outstanding share purchase warrants, as discussed above.

The decrease in shareholders’ deficiency from December 31, 2011 to June 30, 2012 is attributable to an increase in share capital following proceeds from the issuance of common shares pursuant to the aforementioned drawdowns made under our January 2012 ATM Program, the exercise of warrants and stock options, partly offset by the increase in our deficit due to the net loss for the six months ended June 30, 2012 and to the decrease in accumulated other comprehensive income.

Second Quarter MD&A – 2012

Financial Liabilities, Obligations and Commitments

We have certain contractual leasing obligations and purchase obligation commitments. Purchase obligation commitments mainly include R&D services and manufacturing agreements related to the production of Cetrotide® and other R&D programs. The following tables summarize future cash requirements with respect to these obligations.

Future minimum lease payments and future minimum sublease payments expected to be received under non-cancellable operating leases (subleases), as well as future payments in connection with utility service agreements, as at June 30, 2012 are as follows:

(in thousands)	Minimum lease payments	Minimum sub-lease payments	Utilities
	$	$	$
Less than 1 year	1,648	(226)	491
1 – 3 years	3,011	(451)	775
4 – 5 years	1,557	(451)	291
More than 5 years	202	131	—

Total	6,418	(1,259)	1,557

Service and manufacturing commitments given, which consist of R&D service agreements and manufacturing agreements for Cetrotide®, are as follows:

(in thousands)	As at June 30, 2012
$
Less than 1 year	5,828
1 – 3 years	1,900
4 – 5 years	—
More than 5 years	—

Total	7,728

Outstanding Share Data

As at August 14, 2012, we had 112,367,726 common shares issued and outstanding, as well as 8,175,968 stock options outstanding. Warrants outstanding as at August 14, 2012 represented a total of 8,752,868 equivalent common shares.

Capital disclosures

Our objective in managing capital, primarily composed of shareholders’ deficiency and cash and cash equivalents, is to ensure sufficient liquidity to fund R&D activities, general and administrative expenses, working capital and capital expenditures.

We had access to liquidity by non-dilutive sources, including the sale of non-core assets, investment tax credits and grants, interest income, licensing and related services and royalties. In addition, we raised capital via registered direct offerings and drawdowns related to our ATM sales agreement.

Second Quarter MD&A – 2012

As at June 30, 2012, our working capital amounted to $40.1 million, including cash and cash equivalents of $39.8 million. The accumulated deficit at the same date was $195.9 million. We believe that our cash position will be sufficient to finance our operations and capital needs for at least, but not limited to the next twelve months.

Our capital management objective remains the same as that of previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance our product development pipeline.

We are not subject to any capital requirements imposed by any regulators or by any other external source.

Liquidity, Cash Flows and Capital Resources

Our operations and capital expenditures have been financed through cash flows from operating activities, registered direct offerings, as well as from the drawdowns under various ATM programs, as discussed above.

Our cash and cash equivalents amounted to $39.8 million as at June 30, 2012, compared to $46.9 million as at December 31, 2011. As at June 30, 2012, cash and cash equivalents included €14.9 million, denominated in euro.

Based on our assessment, which took into account current cash levels, as well as our strategic plan and corresponding budgets and forecasts, we believe that we have sufficient liquidity and financial resources to fund planned expenditures and other working capital needs for at least, but not limited to, the 12-month period following the balance sheet date of June 30, 2012.

We may endeavour to secure additional financing, as required, through strategic alliance arrangements or through other non-dilutive activities, as well as via the issuance of new share capital.

The variations in our liquidity by activity are explained below.

Operating Activities

Cash flows used in operating activities were $6.5 million and $14.9 million for the three-month and six-month periods ended June 30, 2012, respectively, compared to $8.0 million and $7.2 million of cash flows used during the same periods in 2011. The decrease in cash used in operating activities, for the three-month period ended June 30, 2012 as compared to the same period in 2011, is predominantly related to the reduction of R&D costs which derived a lower loss from operations combined with higher receipt of trade and other receivables. The increase in cash used in operating activities for the six-month period ended June 30, 2012 as compared to the same period in 2011 is mainly due to the receipt, during the first quarter ended March 31, 2011, of an $8.4 million up-front payment in connection with our development, commercialization and licensing agreement entered into with Yakult related to perifosine Japanese rights, partially offset by a lower loss from operations for the six-month period ended June 30, 2012.

We expect net cash used in operating activities to slightly increase in the second half of 2012, as compared to the first half of 2012.

Financing Activities

Cash flows provided by financing activities decreased to $1.8 million and $8.7 million for the three-month and six-month periods ended June 30, 2012, respectively, as compared to $16.3 million and $21.4 million for the same periods in 2011. The decrease is primarily due to lower proceeds from the drawdowns under our various ATM programs, discussed above, which resulted in the receipt of net cash proceeds of $1.8 million and $8.1 million for the three-month and six-month periods ended June 30, 2012, respectively, as compared to $14.3 million and $19.2 million for the same periods in 2011.

Second Quarter MD&A – 2012

As noted above, subsequent to quarter-end, we raised an additional $0.5 million in net proceeds in drawdowns under our January 2012 ATM Program. Furthermore, we have decided to cease issuing common shares under the ATM Program thereafter.

Critical Accounting Policies, estimates and judgments

The policies applied in our unaudited interim condensed consolidated financial statements as at June 30, 2012 and for the three-month and six-month periods ended June 30, 2012 and 2011 (the “interim consolidated financial statements”) are based on IFRS issued and outstanding as of August 14, 2012, which is the date at which the Company’s Board of Directors approved such unaudited interim consolidated financial statements. Any subsequent changes to IFRS that will be applied in our annual consolidated financial statements as at and for the year ended December 31, 2012 could result in the restatement of those interim unaudited consolidated financial statements.

Additionally, the preparation of consolidated financial statements in accordance with IFRS often requires management to make estimates about and apply assumptions or subjective judgment to future events and other matters that affect the reported amounts of our assets, liabilities, revenues, expenses and related disclosures. Assumptions, estimates and judgments are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which our consolidated financial statements are prepared. Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgments in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS.

Critical accounting estimates and judgments are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.

In preparing our interim consolidated financial statements, the significant judgments we made in applying the group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s annual consolidated financial statements as at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010.

Outlook

Perifosine

After regaining the perifosine North American rights from Keryx, we took over the ongoing Phase 3 trial in multiple myeloma. We will continue the Phase 3 trial in multiple myeloma at least until the predefined interim analysis which we expect to be performed in the first quarter of 2013, after the approximate 80 events (disease progression or death) will have occurred. We are recruiting patients in multiple centers and countries.

AEZS-108

We expect to file for a Special Protocol Assessment (“SPA”) and initiate a Phase 3 pivotal program in endometrial cancer.

We expect to initiate a triple-negative breast cancer Phase 2 study.

We expect to continue our Phase 2 studies in castration- and taxane-resistant prostate cancer, as well as in refractory bladder cancer.

We expect to continue our companion diagnostic program, in collaboration with Ventana.

Second Quarter MD&A – 2012

AEZS-130

We expect to initiate our NDA filing, on a rolling submission basis, for AEZS-130 as a diagnostic test for AGHD in the U.S., subject to obtaining Fast Track designation and agreement on a rolling submission from the FDA, and continue our Phase 2 study in cancer-induced cachexia.

AEZS-120

We expect to file a Clinical Trial Application (“CTA”) in Europe and initiate a Phase 1 study in prostate cancer.

Revenue expectations

Revenues are expected to decrease in 2012, as compared to 2011, based on $2.6 million non recurrent milestone payment in connection with our licensing agreement entered into with Yakult recorded in the last quarter of 2011 and comparable lower R&D services expected to be rendered to our licensee partners as a result of the termination of the Keryx licensing agreement in May 2012, as described above.

R&D expenses

During the remainder of 2012, as described above, we expect to continue to focus our R&D efforts mainly on our later-stage compounds, perifosine, AEZS-108 and AEZS-130. Earlier-stage projects will be associated with grants, R&D credits or collaboration agreements. With our focused strategy, we can expect our R&D expenses to total between $23 million and $25 million for the whole of 2012, as compared to $24.5 million in 2011.

We expect that our overall operating burn in 2012 will increase, as compared to 2011, primarily due to the receipt in the first quarter of 2011 of $8.4 million of upfront payment in connection with our licensing agreement entered into with Yakult, as discussed above.

The burn rate for the remainder of the year 2012 is expected to be approximately $2.6 million per month. This expected monthly burn rate is also positively affected following cost-saving measures implemented upon the negative outcome of the perifosine CRC trial by decreasing the number of employees within the organization.

Financial Risk Factors and Other Instruments

Fair value risk

The change in fair value of our warrant liability, which is measured at FVTPL, results from the periodic “mark-to-market” revaluation, via the application of the Black-Scholes option pricing model, of currently outstanding share purchase warrants. The Black-Scholes valuation is impacted, among other inputs, by the market price of our common shares. As a result, the change in fair value of the warrant liability, which is reported as finance income (costs) in the accompanying interim consolidated statements of comprehensive income (loss), has been and may continue in future periods to be materially affected most notably by changes in our common share price, which on the NASDAQ, has ranged from $0.38 to $2.15 during the six-month period ended June 30, 2012. Assuming the following variations of the market price of our common shares over a three-month period:

•	Market price variations of -10% and +10%

Second Quarter MD&A – 2012

If these variations were to occur, the impact on our net income (loss) for warrant liability held at June 30, 2012 would be as follows:

	Carrying amount	-10%	+10%
	$	$	$
Warranty liability*	2,086	263	(328)

Total impact on net income – increase/(decrease)		263	(328)

*	Includes current and non-current portions.

Foreign currency risk

Since we operate internationally, we are exposed to currency risks as a result of potential exchange rate fluctuations related to non-intragroup transactions. In particular, fluctuations in the US dollar exchange rates against the EUR could have a potentially significant impact on our results of operations. The following variations are reasonably possible over a three-month period:

•	Foreign exchange rate variations of -5% (depreciation of the EUR) and +5% (appreciation of the EUR) against the US$, from a period-end rate of EUR1 = US$1.2680.

If these variations were to occur, the impact on our net income (loss) for each category of financial instruments held at June 30, 2012 would be as follows:

	Carrying amount	Balances denominated in US$
		-5%	+5%
	$	$	$
Cash and cash equivalents	20,126	1,006	(1,006)
Warrant liability*	2,086	(104)	104

Total impact on net income – increase/(decrease)		902	(902)

*	Includes current and non-current portions.

Liquidity risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they become due. We manage this risk through the management of our capital structure. We also manage liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves our operating and capital budgets, as well as any material transactions out of the ordinary course of business. We have adopted an investment policy in respect of the safety and preservation of our capital to ensure our liquidity needs are met. The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates.

Second Quarter MD&A – 2012

We believe that we have sufficient funds to pay our ongoing general and administrative expenses, to pursue our R&D activities and to meet our liabilities, obligations and existing commitments for the ensuing twelve months as they fall due. In assessing whether the going concern assumption is appropriate, we take into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. We expect to continue to incur operating losses and may require significant capital to fulfill our future obligations. Our ability to continue future operations beyond June 30, 2013 and fund our activities is dependent on our ability to secure additional financings which may be completed in a number of ways including but not limited to licensing deals, partnerships and share issuance. We will pursue such additional sources of financing when required, and while we have been successful in securing financing in the past, there can be no assurance we will be able to do so in the future or that these sources of funding or initiatives will be available for the Company or that they will be available on terms which are acceptable to the Company.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. We regularly monitor credit risk exposure and take steps to mitigate the likelihood of this exposure resulting in losses. Our exposure to credit risk currently relates to cash and cash equivalents, to trade and other receivables and to restricted cash. We invest our available cash in amounts that are readily convertible to known amounts of cash and deposit our cash balances with financial institutions that are rated the equivalent of “A3” and above. This information is supplied by independent rating agencies where available and, if not available, we use publicly available financial information to ensure we invest our cash in creditworthy and reputable financial institutions.

As at June 30, 2012, trade accounts receivable for an amount of approximately $3.7 million were with one customer.

As at June 30, 2012, no trade accounts receivable were past due or impaired.

Generally, we do not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, we perform ongoing credit reviews of all our customers and establish an allowance for doubtful accounts when accounts are determined to be uncollectible.

The maximum exposure to credit risk approximates the amount recognized on the statement of financial position.

Related Party Transactions and Off-Balance Sheet Arrangements

We did not enter into transactions with any related parties during the three-month period ended June 30, 2012.

As at June 30, 2012, we did not have any interests in special purpose entities or any other off-balance sheet arrangements.

Risk Factors and Uncertainties

Risks Associated with Operations

•	Many of our products are currently at an early development stage. It is impossible to ensure that the R&D activities related to these products will result in the creation of profitable operations.

•

We are currently developing our products based on R&D activities conducted to date, and we may not be successful in developing or introducing to the market these or any other new products or technology. If we fail to develop and deploy new products on a successful and timely basis, we may become non-competitive and unable to recover the R&D or other expenses we incur to develop and test new products.

Second Quarter MD&A – 2012

•

Even if successfully developed, our products may not gain market acceptance among physicians, patients, healthcare payers and the medical community, which may not accept or utilize our products. If our products do not achieve significant market acceptance, our business and financial condition will be materially adversely affected. In addition, we may fail to further penetrate our core markets and existing geographic markets or successfully expand our business into new markets; the growth in sales of our products, along with our operating results, could be negatively impacted. Our ability to further penetrate our core markets and existing geographic markets in which we compete or to successfully expand our business into additional countries in Europe, Asia or elsewhere, to the extent we believe that we have identified attractive geographic expansion opportunities in the future, is subject to numerous factors, many of which are beyond our control. We cannot assure that our efforts to increase market penetration in our core markets and existing geographic markets will be successful. Our failure to do so could have an adverse effect on our operating results.

•

We rely heavily on our proprietary information in developing and manufacturing our products and product candidates. Despite efforts to protect our proprietary rights from unauthorized use or disclosure, third parties may attempt to disclose, obtain or use our proprietary information or technologies.

•

We have to establish and maintain strategic alliances to develop and market products in our current pipeline. If we are unable to reach agreements with such collaborative partners, or if any such agreements are terminated or substantially modified, we may be unable to obtain sufficient licensing revenue for our products, which might have a material adverse effect on their development and on us.

•

There can be no assurance that we, our contract manufacturers or our partners, will be able, in the future, to continue to purchase products from our current suppliers or any other supplier on terms similar to current terms or at all. An interruption in the availability of certain raw materials or ingredients, or significant increases in the prices paid by us for them, could have a material adverse effect on our business, financial condition, liquidity and operating results. Also, we rely on third parties to manufacture and supply marketed products. At the same time, we have certain supply obligations vis-à-vis our licensing partners who are responsible for the marketing of the products. To be successful, our products have to be manufactured in commercial quantities in compliance with quality controls and regulatory requirements. Even though it is our objective to minimize such risk by introducing alternative suppliers to ensure a constant supply at all times, we cannot guarantee that we will not experience supply shortfalls and, in such event, we may not be able to perform our obligations under contracts with our partners.

Risks Associated with Cash Flows and Financial Resources

Based on our current plans, we will need to raise additional funds for future operating costs, research and development activities, preclinical studies, and clinical trials necessary to bring our potential products to market. We may endeavour to secure additional financing, as required, through strategic alliance arrangements, the issuance of new share capital or other securities, as well as through other financing opportunities. We believe that we would be able to obtain long-term capital, if necessary, to support our corporate objectives, including the clinical development program of our products.

However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our future cash requirements. It is possible that financing may not be available or, if available, will not be on acceptable terms. The availability of financing will be affected by the results of our preclinical and clinical development, the perifosine studies, the AEZS-108 studies and the AEZS-130 studies, as well as other ongoing studies from our pipeline. It can also be affected by our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, the status of our listing on the NASDAQ and TSX stock markets, strategic alliance agreements, and other relevant commercial considerations.

Second Quarter MD&A – 2012

Our planned cash requirements may vary materially in response to a number of factors, including: R&D on our products; clinical trial results; increases in our manufacturing capabilities; changes in any aspect of the regulatory process; and delays in obtaining regulatory approvals. Depending on the overall structure of current and future strategic alliances, we may have additional capital requirements related to the further development of existing or future products.

We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk and, therefore, we are subject to foreign currency transaction and translation gains and losses. Foreign exchange risk is managed primarily by satisfying foreign denominated expenditures with cash flows or assets denominated in the same currency. However, with companies operating in foreign, non-euro zone countries, we are more exposed to foreign currency risk. Additionally, given that we have significant balances held in US dollars, fluctuations in the US dollar exchange rate against the euro could have a potentially significant impact on our results of operations and on our available liquidity.

Risks Associated with Impairment of Intangible Assets

We evaluate goodwill for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Intangible assets with finite lives are reviewed for impairment when events or circumstances indicate that carrying values may not be recoverable. Intangible assets are impaired and goodwill impairment is indicated where the assets’ book values exceed their fair values. We have recorded impairment charges in recent years related to certain intangible assets with finite lives. Additionally, while no goodwill impairment charges have been recorded in recent years, a significant decline in the Company’s fair value could result in an impairment of goodwill.

Risks Associated with Key Personnel

Our success is also dependent upon our ability to attract and retain a highly qualified work force, and to establish and maintain close relations with research centers. The competition in that regard is quite significant. Our success is dependent to a great degree on our senior officers, scientific personnel and consultants. The failure to recruit qualified staff and the loss of key employees could compromise the pace and success of product development.

Volatility of Share Prices

Market prices of our common shares are subject to potentially significant fluctuations due to numerous developments directly affecting our business and by developments out of our control or unrelated to us. The stock market generally, and the biopharmaceutical sector in particular, are vulnerable to abrupt changes in investor sentiment. Prices of shares and trading volume of companies in the biopharmaceutical industry can fluctuate dramatically in ways unrelated to, or in ways that bear a disproportionate relationship to, operating performance. Our share price and trading volume may fluctuate based on a number of factors including, but not limited to: clinical and regulatory developments regarding our product candidates; delays in our anticipated development or commercialization timelines; developments regarding current or future third-party collaborators; other announcements by us regarding technological, product development or other matters; arrivals or departures of key personnel; governmental or regulatory action affecting our product candidates and our competitors’ products in the United States, Canada and other countries; developments or disputes concerning patent or proprietary rights; actual or anticipated fluctuations in our revenues or expenses; general market conditions and fluctuations for the emerging growth and biopharmaceutical market sectors; and economic conditions in the United States, Canada or abroad. There is no guarantee that the market price of our common shares will be protected from any such fluctuations in the future.

Second Quarter MD&A – 2012

Our listing on both the NASDAQ and the TSX may increase price volatility due to various factors, including different ability to buy or sell our common shares, different market conditions in different capital markets and different trading volumes. In addition, low trading volume may increase the price volatility of our common shares. A thin trading market could cause the price of our common shares to fluctuate significantly more than the stock market as a whole.

Delisting Risk

There can be no assurance that our common shares will remain listed on the NASDAQ. On May 16, 2012, we announced that we had received a notification from NASDAQ regarding the failure by the Company to comply with NASDAQ’s minimum bid price requirements. If we fail to meet any of the NASDAQ’s continued listing requirements, our common shares may be delisted. Any delisting of our common shares may adversely affect a shareholder’s ability to dispose, or obtain quotations as to the market value, of such shares.

Share Consolidation Risk

We are seeking to obtain the approval of shareholders, through a Special Shareholders’ Meeting to be held on August 15, 2012, to effect a reverse stock split or share consolidation. In the event the share consolidation is implemented, we may incur the following risks:

•

Reducing the number of issued and outstanding common shares of the Company through the share consolidation is intended, absent other factors, to increase the per share market price of the common shares; however, the market price of the Company’s common shares will also be based on its financial and operational results, its financial position, including its capital availabilities and liquidity resources, the development of its product pipeline, market conditions, the market perception of its business and other factors, which are unrelated to the number of shares outstanding. As a result, there can be no assurance that the market price of the common shares will in fact increase following the share consolidation or will not decrease in the future, or that the minimum closing bid price of the common shares will meet the NASDAQ’s minimum bid price requirement. Further, there can be no assurance that the share consolidation alone will guarantee the continued listing of the common shares on The NASDAQ Global Market or that the common shares will not be delisted due to a failure to meet other continued listing requirements of the NASDAQ. In addition, in the future, the market price of the common shares following the share consolidation may not exceed or remain higher than the market price prior to the share consolidation and thus the total market capitalization of the Company’s common shares after the share consolidation may be lower than the total market capitalization before the share consolidation.

•

While the Company believes that a higher share price could help to attract institutional investors who have internal policies that either prohibit them from purchasing shares below a certain minimum price or tend to discourage individual brokers from recommending such stocks to their customers, the share consolidation may not result in a share price that will attract institutional investors or that satisfy the investing guidelines of institutional investors.

•

If the share consolidation is effected and the market price of the Company’s common shares declines, the percentage decline as an absolute number and as a percentage of the Company’s overall market capitalization may be greater than would occur in the absence of the share consolidation. In many cases, both the total market capitalization of a company and the market price of such company’s common shares following a share consolidation are lower than they were before the share consolidation. Furthermore, the reduced number of common shares that would be outstanding after the share consolidation could adversely affect the liquidity of the common shares.

Second Quarter MD&A – 2012

Risk Associated with Holding Company Structure

Aeterna Zentaris Inc. is a holding company and a substantial portion of our assets is the share capital of our subsidiaries. Because Aeterna Zentaris Inc. is a holding company, our obligations to our creditors are structurally subordinated to all existing and future liabilities of our subsidiaries. Our rights and the rights of our creditors to participate in any distribution of the assets of any subsidiary in the event that such a subsidiary were to be liquidated or reorganized or in the event of any bankruptcy or insolvency proceeding relating to or involving such a subsidiary, and therefore the rights of the holders of our common shares to participate in those assets, are subject to the prior claims of such subsidiary’s creditors. To the extent that we may be a creditor with recognized claims against any such subsidiary, our claims would still be subject to the prior claims of our subsidiary’s creditors to the extent that they are secured or senior to those held by us. Accordingly, in the event of any foreclosure, dissolution, winding-up, liquidation or reorganization, or a bankruptcy or insolvency proceeding relating to us or our property, or any subsidiary, there can be no assurance as to the value, if any, that would be available to holders of our common shares.

A more comprehensive list of the risks and uncertainties affecting us can be found in our most recent Annual Report on Form 20-F filed with the Canadian Securities Regulatory Authorities in lieu of an annual information form at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov and investors are urged to consult such risk factors.

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as at June 30, 2012. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures were effective as at June 30, 2012.

Changes in Internal Controls over Financial Reporting

There have been no changes in our internal control over financial reporting during the three-month period ended June 30, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

On behalf of management,

Dennis Turpin, CPA, CA

Senior Vice President and Chief Financial Officer

August 14, 2012

Aeterna Zentaris Inc.

Interim Consolidated Financial Statements

(Unaudited)

As at June 30, 2012 and for the three-month and six-month periods ended June 30, 2012 and 2011

Interim Consolidated Statements of Financial Position	3
Interim Consolidated Statements of Changes in Shareholders’ Deficiency	4
Interim Consolidated Statements of Comprehensive Income (Loss)	5
Interim Consolidated Statements of Cash Flows	6
Notes to Interim Consolidated Financial Statements	7

(2)

Aeterna Zentaris Inc.

Interim Consolidated Statements of Financial Position

(in thousands of US dollars)

(Unaudited)	June 30, 2012	December 31, 2011
	$	$
ASSETS
Current assets
Cash and cash equivalents (note 3)	39,759	46,881
Trade and other receivables (note 4)	4,609	8,325
Inventory (note 5)	4,855	3,456
Prepaid expenses and other current assets	1,609	1,477

	50,832	60,139
Restricted cash	792	806
Property, plant and equipment	2,223	2,512
Other non-current assets	922	830
Identifiable intangible assets	1,496	1,769
Goodwill	9,103	9,313

	65,368	75,369

LIABILITIES
Current liabilities
Payables and accrued liabilities (note 6)	10,690	12,257
Current portion of deferred revenues	5,097	5,310
Income taxes	—	259
Current portion of long-term payable	59	59

	15,846	17,885
Deferred revenues	35,853	39,242
Warrant liability (note 7)	2,077	9,162
Long-term payable	—	29
Employee future benefits	12,746	12,880
Provision and other non-current liabilities	668	717

	67,190	79,915

SHAREHOLDERS’ DEFICIENCY
Share capital (note 8)	111,106	101,884
Other capital	82,943	82,327
Deficit	(195,880)	(188,969)
Accumulated other comprehensive income	9	212

	(1,822)	(4,546)

	65,368	75,369

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved by the Board of Directors

Juergen Ernst Director	Gérard Limoges Director

(3)

Aeterna Zentaris Inc.

Interim Consolidated Statements of Changes in Shareholders’ Deficiency

For the six-month periods ended June 30, 2012 and 2011

(in thousands of US dollars, except share data)

(Unaudited)	Common shares (number of)*	Share capital	Other capital	Deficit	Accumulated other comprehensive income (loss)	Total
		$	$	$	$	$
Balance – January 1, 2012	104,762,096	101,884	82,327	(188,969)	212	(4,546)
Net loss	—	—	—	(6,911)	—	(6,911)
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	—	(203)	(203)

Comprehensive loss	—	—	—	(6,911)	(203)	(7,114)
Share issuances in connection with “At-the-Market” drawdowns (note 8)	6,170,285	7,968	—	—	—	7,968
Share issuances pursuant to the exercise of warrants (note 7)	314,300	819	—	—	—	819
Share issuances pursuant to the exercise of stock options (note 8)	145,500	435	(230)	—	—	205
Share-based compensation costs	—	—	846	—	—	846

Balance – June 30, 2012	111,392,181	111,106	82,943	(195,880)	9	(1,822)

(Unaudited)	Common shares (number of)*	Share capital	Other capital	Deficit	Accumulated other comprehensive income (loss)	Total
		$	$	$	$	$
Balance – January 1, 2011	83,429,914	60,900	81,091	(160,567)	1,001	(17,575)
Net loss	—	—	—	(20,626)	—	(20,626)
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	—	(1,865)	(1,865)

Comprehensive loss	—	—	—	(20,626)	(1,865)	(22,491)
Share issuances in connection with “At-the-Market” drawdowns	9,964,548	18,951	—	—	—	18,951
Share issuances pursuant to the exercise of warrants	1,657,286	4,734	—	—	—	4,734
Share issuances pursuant to the exercise of stock options	133,548	205	(83)	—	—	122
Share-based compensation costs	—	—	967	—	—	967

Balance – June 30, 2011	95,185,296	84,790	81,975	(181,193)	(864)	(15,292)

*	Issued and paid in full

The accompanying notes are an integral part of these interim consolidated financial statements.

(4)

Aeterna Zentaris Inc.

Interim Consolidated Statements of Comprehensive Income (Loss)

For the three-month and six-month periods ended June 30, 2012 and 2011

(in thousands of US dollars, except share and per share data)

	Three months ended June 30,		Six months ended June 30,
(Unaudited)	2012	2011	2012	2011
	$	$	$	$
Revenues
Sales and royalties	7,239	6,114	15,547	13,206
License fees and other	232	409	1,434	706

	7,471	6,523	16,981	13,912

Operating expenses
Cost of sales	6,262	5,497	13,775	11,520
Research and development costs, net of tax credits and grants	5,167	5,563	10,739	11,061
Selling, general and administrative expenses	3,642	3,434	6,855	6,593

	15,071	14,494	31,369	29,174

Loss from operations	(7,600)	(7,971)	(14,388)	(15,262)

Finance income (note 10)	12,145	265	7,483	1,089
Finance costs (note 10)	(5)	(2,863)	(6)	(5,612)

Net finance income (costs)	12,140	(2,598)	7,477	(4,523)

Income (loss) before income taxes	4,540	(10,569)	(6,911)	(19,785)
Income tax expense	—	—	—	(841)

Net income (loss)	4,540	(10,569)	(6,911)	(20,626)

Other comprehensive income (loss):
Foreign currency translation adjustments	52	(526)	(203)	(1,865)

Comprehensive income (loss)	4,592	(11,095)	(7,114)	(22,491)

Net income (loss) per share (note 14)
Basic and diluted	0.04	(0.12)	(0.06)	(0.23)

Weighted average number of shares outstanding (note 14)
Basic	111,058,138	90,690,019	108,537,490	88,721,832

Diluted	111,059,815	90,690,019	108,537,490	88,721,832

The accompanying notes are an integral part of these interim consolidated financial statements.

(5)

Aeterna Zentaris Inc.

Interim Consolidated Statements of Cash Flows

For the three-month and six-month periods ended June 30, 2012 and 2011

(in thousands of US dollars)

(Unaudited)	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
	$	$	$	$
Cash flows from operating activities
Net income (loss)	4,540	(10,569)	(6,911)	(20,626)
Items not affecting cash and cash equivalents
Depreciation and amortization	283	405	576	774
Share-based compensation costs	444	607	846	967
Change in fair value of warrant liability	(10,773)	2,219	(6,736)	3,866
Gain on held-for-trading financial instrument	—	(223)	—	(1,017)
Employee future benefits	70	69	162	268
Amortization of deferred revenues	(1,313)	(1,377)	(2,657)	(2,793)
Foreign exchange (gain) loss on items denominated in foreign currencies	(960)	317	(338)	1,215
Amortization of prepaid expenses and other non-cash items	944	1,072	2,255	1,559
Changes in operating assets and liabilities (note 11)	243	(518)	(2,111)	8,600

Net cash used in operating activities	(6,522)	(7,998)	(14,914)	(7,187)

Cash flows from financing activities
Proceeds from issuances of common shares, net of cash transaction costs of $249 in 2012 (note 8) and $592 in 2011	1,847	14,259	8,052	19,158
Proceeds from the exercise of share purchase warrants (note 7)	—	1,979	437	2,153
Proceeds from the exercise of stock options (note 8)	—	82	205	122
Repayment of long-term payable	—	—	(28)	(31)

Net cash provided by financing activities	1,847	16,320	8,666	21,402

Cash flows from investing activities
Purchase of property, plant and equipment	(60)	(462)	(106)	(674)

Net cash used in investing activities	(60)	(462)	(106)	(674)

Effect of exchange rate changes on cash and cash equivalents	(1,089)	435	(768)	1,073

Net change in cash and cash equivalents	(5,824)	8,295	(7,122)	14,614

Cash and cash equivalents – Beginning of period	45,583	38,317	46,881	31,998

Cash and cash equivalents – End of period	39,759	46,612	39,759	46,612

Cash and cash equivalents components:
Cash	15,270	7,193	15,270	7,193
Cash equivalents	24,489	39,419	24,489	39,419

	39,759	46,612	39,759	46,612

The accompanying notes are an integral part of these interim consolidated financial statements.

(6)

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at June 30, 2012 and for the three-month and six-month periods ended June 30, 2012 and 2011

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

1	Summary of business, liquidity risk, reporting entity and basis of preparation

Summary of business

Aeterna Zentaris Inc. (“Aeterna Zentaris” or the “Company”) is a global biopharmaceutical company specializing in oncology and endocrine therapy with expertise in drug discovery, development and commercialization. The Company’s pipeline encompasses compounds at all stages of development, from drug discovery through marketed products. The Company benefits from strategic collaborators and licensee partners to contribute to the development of its pipeline of product candidates and to establish commercial activities in specific territories.

Liquidity risk

The Company has incurred over the years recurrent operating losses, investing significantly in its R&D activities as well as supporting its general and administrative expenses. It has financed its operations through different sources including the issuance of common shares and the conclusion of strategic alliances with licensee partners. The Company expects to continue to incur operating losses and may require significant capital to fulfill its future obligations, see note 12 Capital disclosures and note 13 Financial instruments and financial risk management, section Liquidity risk.

Reporting entity

The accompanying interim condensed consolidated financial statements as at June 30, 2012 and for the three-month and six-month periods ended June 30, 2012 and 2011 (the “interim consolidated financial statements”), which are unaudited, include the accounts of Aeterna Zentaris Inc., an entity incorporated under the Canada Business Corporations Act, and its wholly-owned subsidiaries (collectively referred to as the “Group”). Aeterna Zentaris Inc. is the parent company of the Group and represents the ultimate parent of the Group.

The Company currently has three wholly-owned direct and indirect subsidiaries, Aeterna Zentaris GmbH (“AEZS Germany”), based in Frankfurt, Germany, Zentaris IVF GmbH, a direct wholly-owned subsidiary of AEZS Germany based in Frankfurt, Germany, and Aeterna Zentaris, Inc., based in Basking Ridge, New Jersey in the United States.

The address of the Company is 1405, du Parc-Technologique Blvd., Québec, Canada, G1P 4P5.

The Company’s common shares are listed on both the Toronto Stock Exchange and the NASDAQ Global Market (the “NASDAQ”).

Basis of preparation

These interim consolidated financial statements for the three-month and six-month periods ended June 30, 2012 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim financial reporting. The interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements as at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010, which have been prepared in accordance with IFRS, as issued by the IASB.

(7)

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at June 30, 2012 and for the three-month and six-month periods ended June 30, 2012 and 2011

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The accounting policies adopted in these interim consolidated financial statements are consistent with those of the previous financial year.

These interim consolidated financial statements were approved by the Company’s Board of Directors for issue on August 14, 2012.

The accompanying interim consolidated financial statements were prepared on a going concern basis, under the historical cost convention, except for the warrant liability derivative, which is measured at fair value through profit or loss (“FVTPL”).

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates and the exercise of management’s judgment in applying the Company’s accounting policies. Areas involving a high degree of judgment or complexity and areas where assumptions and estimates are significant to the Company’s consolidated financial statements are discussed in note 2.

2	Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS often requires management to make estimates about and apply assumptions or subjective judgment to future events and other matters that affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures. Assumptions, estimates and judgments are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company’s consolidated financial statements are prepared. Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgments in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS.

Critical accounting estimates and judgments are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.

In preparing these Interim Consolidated Financial Statements, the significant judgements made by management in applying the group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s annual consolidated financial statements as at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and 2010.

3	Cash and cash equivalents

	As at June 30, 2012	As at December 31, 2011
	$	$
Cash on hand and balances with banks	15,270	15,112
Short-term interest-bearing deposits	24,489	31,769

	39,759	46,881

(8)

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at June 30, 2012 and for the three-month and six-month periods ended June 30, 2012 and 2011

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

4	Trade and other receivables

	As at June 30, 2012	As at December 31, 2011
	$	$
Trade accounts receivable	3,890	7,716
Value added tax	371	439
Other	348	170

	4,609	8,325

5	Inventory

	As at June 30, 2012	As at December 31, 2011
	$	$
Raw materials	1,520	1,608
Work in progress	3,082	1,848
Finished goods	253	—

	4,855	3,456

6	Payables and accrued liabilities

	As at June 30, 2012	As at December 31, 2011
	$	$
Trade accounts payable	7,291	8,062
Salaries, employment taxes and benefits	685	1,958
Current portion of warrant liability	9	42
Accrued R&D costs	1,208	1,056
Accrued Cetrotide® services and deliveries	665	160
Other	832	979

	10,690	12,257

(9)

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at June 30, 2012 and for the three-month and six-month periods ended June 30, 2012 and 2011

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

7	Warrant liability

The change in the Company’s warrant liability can be summarized as follows:

Six months ended June 30, 2012
$
Balance – Beginning of period*	9,204
Share purchase warrants exercised during the period	(382)
Change in fair value of share purchase warrants	(6,736)

2,086
Less: current portion	(9)

Balance – End of period	2,077

*	Includes current portion of $42 and non-current portion of $9,162.

A summary of the activity related to the Company’s share purchase warrants is provided below.

	Six months ended June 30, 2012		Year ended December 31, 2011
	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)
Balance – Beginning of period	9,067,168	1.44	12,923,390	1.53
Exercised	(314,300)	1.37	(1,707,286)	1.30
Expired	—	—	(2,148,936)	2.10

Balance – End of period	8,752,868	1.44	9,067,168	1.44

(10)

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at June 30, 2012 and for the three-month and six-month periods ended June 30, 2012 and 2011

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The table presented below shows the inputs and assumptions applied to the Black-Scholes option pricing model in order to determine the fair value of warrants outstanding as at June 30, 2012.

			October 2009 Investor Warrants	October 2009 Compensation Warrants	April 2010 Investor Warrants	June 2010 Investor Warrants	June 2010 Compensation Warrants
Number of equivalent shares			733,334	128,333	4,444,444	3,182,579	264,178
Market-value per share price			0.51	0.51	0.51	0.51	0.51
Exercise price			1.25	1.50	1.50	1.37	1.72
Risk-free annual interest rate	(a	)	0.36%	0.21%	0.46%	0.41%	0.41%
Expected volatility	(b	)	101.86%	206.75%	110.04%	110.51%	110.80%
Expected life (years)	(c	)	2.31	0.31	3.31	2.98	2.96
Expected dividend yield	(d	)	0.0%	0.0%	0.0%	0.0%	0.0%

(a)	Based on United States Treasury Government Bond interest rates with a term that is consistent with the expected life of the warrants.
(b)	Based on the historical volatility of the Company’s stock price over the most recent period consistent with the expected life of the warrants, as well as on future expectations.
(c)	Based upon time to expiry from the reporting period date.
(d)	The Company has not paid dividends nor intends to pay dividends in the foreseeable future.

The Black-Scholes valuation methodology uses “Level 2” inputs in calculating fair value, as defined in IFRS 7 and as discussed in note 13.

8	Share capital

The Company has authorized an unlimited number of common shares (being voting and participating shares) with no par value, as well as an unlimited number of preferred, first and second ranking shares, issuable in series, with rights and privileges specific to each class, with no par value.

Common shares issued in connection with “At-the-Market” (“ATM”) drawdowns

January 2012 ATM Program

On January 23, 2012, the Company entered into an ATM sales agreement (the “January 2012 ATM Program”), under which the Company was able, at its discretion and from time to time, to sell up to 10,400,000 of its common shares through ATM issuances on the NASDAQ for aggregate gross proceeds not to exceed $16,000,000. The January 2012 ATM Program provided that common shares were to be sold at market prices prevailing at the time of sale, and, as a result, prices may have varied.

Through June 30, 2012, the Company has issued a total of 6,170,285 common shares under the January 2012 ATM Program for aggregate gross proceeds of $8,300,224, less cash transaction costs of $249,000 and previously deferred transaction costs of $82,800.

(11)

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at June 30, 2012 and for the three-month and six-month periods ended June 30, 2012 and 2011

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Stock options

The following table summarizes the activity under the Company’s stock option plan.

	Six months ended June 30, 2012					Year ended December 31, 2011
	Canadian Dollar Options		US Dollar Options			Canadian Dollar Options		US Dollar Options
	Number	Weighted average exercise price (CAN$)	Number		Weighted average exercise price (US$)	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (US$)

Balance – Beginning of period	6,188,332	2.50	1,727,802		1.93	6,558,679	2.55	293,334	2.83
Granted	—	—	1,225,000	*	0.50	15,000	1.93	1,434,468	1.75
Exercised	(145,500)	1.47	—		—	(160,348)	0.89	—	—
Forfeited	(11,000)	1.08	(9,000)		1.74	(46,666)	1.54	—	—
Expired	(343,000)	4.52	—		—	(178,333)	6.18	—	—

Balance – End of period	5,688,832	2.41	2,943,802		1.34	6,188,332	2.50	1,727,802	1.93

*	During the period, under the Company’s stock option plan, the Company granted 750,000 stock options to a financial advisor. These stock options will vest upon the achievement of a certain strategic alliance transaction and will expire ten years after the grant date.

9	Employee benefits expenses

The Company’s employee benefits expenses include the following:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
	$	$	$	$
Salaries, employment taxes and short-term benefits	2,789	3,341	5,825	6,612
Employee future benefits	190	69	407	268
Share-based compensation costs	392	607	794	967

Total employee benefits expenses	3,371	4,017	7,026	7,847

(12)

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at June 30, 2012 and for the three-month and six-month periods ended June 30, 2012 and 2011

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

10	Finance income and finance costs

Components of the Company’s finance income and finance costs can be summarized as follows:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
	$	$	$	$
Finance income
Change in fair value of warrant liability	10,773	—	6,736	—
Net gains due to changes in foreign currency exchange rates	1,304	—	602	—
Interest income	68	42	145	72
Gain on held-for-trading financial instrument	—	223	—	1,017

	12,145	265	7,483	1,089

Finance costs
Change in fair value of warrant liability	—	(2,219)	—	(3,866)
Net losses due to changes in foreign currency exchange rates	—	(642)	—	(1,742)
Unwinding of discount	(5)	(2)	(6)	(4)

	(5)	(2,863)	(6)	(5,612)

	12,140	(2,598)	7,477	(4,523)

11	Supplemental disclosure of cash flow information

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
	$	$	$	$
Changes in operating assets and liabilities
Trade and other receivables	2,159	(343)	3,548	1,252
Inventory	(1,327)	(913)	(1,463)	(1,235)
Prepaid expenses and other current assets	(490)	(887)	(2,485)	(1,422)
Other non-current assets	(88)	(81)	(190)	(393)
Payables and accrued liabilities	(11)	1,596	(1,262)	1,900
Provision and other non-current liabilities	—	—	—	(24)
Deferred revenues	—	—	—	8,412
Income taxes	—	110	(259)	110

	243	(518)	(2,111)	8,600

(13)

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at June 30, 2012 and for the three-month and six-month periods ended June 30, 2012 and 2011

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

During the six-month period ended June 30, 2012, the Company paid approximately $259,000 in income taxes in the form of foreign jurisdiction withholding tax on payments pursuant to the licensing agreement with Yakult.

12	Capital disclosures

The Company’s objective in managing capital, primarily composed of shareholders’ deficiency and cash and cash equivalents, is to ensure sufficient liquidity to fund R&D activities, general and administrative expenses, working capital and capital expenditures.

The Company had access to liquidity by non-dilutive sources, including the sale of non-core assets, investment tax credits and grants, interest income, licensing and related services and royalties. In addition, the Company raised capital via registered direct offerings and drawdowns related to the Company’s ATM sales agreement, as discussed in note 8.

At June 30, 2012, the Company’s working capital amounted to $40,083,000, including cash and cash equivalents of $39,759,000. The accumulated deficit at the same date was $195,880,000. The Company believes that its cash position will be sufficient to finance its operations and capital needs for at least, but not limited to the next twelve months, see note 13 Financial instruments and financial risk management, section Liquidity risk.

The capital management objective of the Company remains the same as that of previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Company’s product development pipeline.

The Company is not subject to any capital requirements imposed by any regulators or by any other external source.

13	Financial instruments and financial risk management

Financial assets (liabilities) as at June 30, 2012 and December 31, 2011 are presented below.

June 30, 2012	Loans and receivables	Financial liabilities at FVTPL	Other financial liabilities	Total
	$	$	$	$
Cash and cash equivalents (note 3)	39,759	—	—	39,759
Trade and other receivables (note 4)	4,609	—	—	4,609
Restricted cash	792	—	—	792
Payables and accrued liabilities (note 6)	—	—	(10,590)	(10,590)
Long-term payable*	—	—	(59)	(59)
Warrant liability (note 7)*	—	(2,086)		(2,086)
Other non-current liabilities	—	—	(185)	(185)

	45,160	(2,086)	(10,834)	32,240

*	Includes current and non-current portions.

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Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at June 30, 2012 and for the three-month and six-month periods ended June 30, 2012 and 2011

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

December 31, 2011	Loans and receivables	Financial liabilities at FVTPL	Other financial liabilities	Total
	$	$	$	$
Cash and cash equivalents (note 3)	46,881	—	—	46,881
Trade and other receivables (note 4)	8,325	—	—	8,325
Restricted cash	806	—	—	806
Payables and accrued liabilities (note 6)	—	—	(12,126)	(12,126)
Long-term payable*	—	—	(88)	(88)
Warrant liability (note 7)*	—	(9,204)	—	(9,204)
Other non-current liabilities	—	—	(187)	(187)

	56,012	(9,204)	(12,401)	34,407

*	Includes current and non-current portions.

Fair value

The Black-Scholes valuation methodology uses “Level 2” inputs in calculating fair value, as defined in IFRS 7, which establishes a hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The input levels discussed in IFRS 7 are:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 –	Inputs other than quoted prices included within Level 1 that are observable for an asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices).

Level 3 –	Inputs for an asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of the Company’s cash and cash equivalents, trade and other receivables, restricted cash, payables and accrued liabilities, long-term payable and other non-current liabilities approximate their fair values due to their short-term maturities or to the prevailing interest rates of the related instruments, which are comparable to those of the market.

Financial risk factors

The following provides disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk and market risk (share price risk and currency risk), and how the Company manages those risks.

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Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at June 30, 2012 and for the three-month and six-month periods ended June 30, 2012 and 2011

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

(a)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company regularly monitors credit risk exposure and takes steps to mitigate the likelihood of this exposure resulting in losses. The Company’s exposure to credit risk currently relates to cash and cash equivalents (note 3), to trade and other receivables (note 4) and to restricted cash. The Company invests its available cash in amounts that are readily convertible to known amounts of cash and deposits its cash balances with financial institutions that are rated the equivalent of “A3” and above. This information is supplied by independent rating agencies where available and, if not available, the Company uses publicly available financial information to ensure it invests its cash in creditworthy and reputable financial institutions.

As at June 30, 2012, trade accounts receivable for an amount of approximately $3,660,000 were with one customer.

As at June 30, 2012, no trade accounts receivable were past due or impaired.

Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs ongoing credit reviews of all of its customers and establishes an allowance for doubtful accounts when accounts are determined to be uncollectible.

The maximum exposure to credit risk approximates the amount recognized on the statement of financial position.

(b)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. As indicated in the capital disclosures section (note 12), the Company manages this risk through the management of its capital structure. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company’s operating and capital budgets, as well as any material transactions out of the ordinary course of business. The Company has adopted an investment policy in respect of the safety and preservation of its capital to ensure the Company’s liquidity needs are met. The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates.

Management of the Company believes that it has sufficient funds to pay its ongoing general and administrative expenses, to pursue its R&D activities and to meet its liabilities, obligations and existing commitments for the ensuing twelve months as they fall due. In assessing whether the going concern assumption is appropriate, managements takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company expects to continue to incur operating losses and may require significant capital to fulfill its future obligations. See note 12 Capital disclosure. The Company’s ability to continue future operations beyond June 30, 2013 and fund its activities is dependent on management’s ability to secure additional financings which may be completed in a number of ways including but not limited to licensing deals, partnerships and share issuance. Management will pursue such additional sources of financing when required, and while management has been successful in securing financing in the past, there can be no assurance it will be able to do so in the future or that these sources of funding or initiatives will be available for the Company or that they will be available on terms which are acceptable to the Company.

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Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at June 30, 2012 and for the three-month and six-month periods ended June 30, 2012 and 2011

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

(c)	Market risk

Share price risk

The change in fair value of the Company’s warrant liability, which is measured at FVTPL, results from the periodic “mark-to-market” revaluation, via the application of the Black-Scholes option pricing model, of currently outstanding share purchase warrants. The Black-Scholes valuation is impacted, among other inputs, by the market price of the Company’s common shares. As a result, the change in fair value of the warrant liability, which is reported as finance income (costs) in the accompanying consolidated statements of comprehensive income (loss), has been and may continue in future periods to be materially affected most notably by changes in the Company’s common share price, which on the NASDAQ, has ranged from $0.38 to $2.15 during the six-month period ended June 30, 2012. Assuming the following variations of the market price of the Company’s common shares over a six-month period:

•	Market price variations of -10% and +10%

If these variations were to occur, the impact on the Company’s net income (loss) for warrant liability held at June 30, 2012 would be as follows:

	Carrying amount	-10%	+10%
	$	$	$
Warrant liability*	2,086	263	(328)

Total impact on net income – increase/(decrease)		263	(328)

*	Includes current and non-current portions.

Foreign currency risk

Since the Company operates internationally, it is exposed to currency risks as a result of potential exchange rate fluctuations related to non-intragroup transactions. In particular, fluctuations in the US dollar exchange rates against the EUR could have a potentially significant impact on the Company’s results of operations. The following variations are reasonably possible over a three-month period:

•	Foreign exchange rate variations of -5% (depreciation of the EUR) and +5% (appreciation of the EUR) against the US$, from a period-end rate of EUR1 = US$1.2680.

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Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at June 30, 2012 and for the three-month and six-month periods ended June 30, 2012 and 2011

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

If these variations were to occur, the impact on the Company’s net income (loss) for each category of financial instruments held at June 30, 2012 would be as follows:

	Carrying amount	Balances denominated in US$
		-5%	+5%
	$	$	$
Cash and cash equivalents	20,126	1,006	(1,006)
Warrant liability*	2,086	(104)	104

Total impact on net income – increase /(decrease)		902	(902)

*	Includes current and non-current portions.

14	Net income (loss) per share

The following table sets forth pertinent data relating to the computation of basic and diluted net income (loss) per share attributable to common shareholders.

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
	$	$	$	$
Net income (loss)	4,540	(10,569)	(6,911)	(20,626)

Basic weighted average number of shares outstanding	111,058,138	90,690,019	108,537,490	88,721,832
Dilutive effect of stock options	1,677	1,349,938	552,551	1,136,689
Dilutive effect of share purchase warrants	—	2,918,642	—	838,633

Diluted weighted average number of shares outstanding	111,059,815	94,958,599	109,090,041	90,697,154

Items excluded from the calculation of diluted net loss per share because the exercise price was greater than the average market price of the common shares or due to their anti-dilutive effect
Stock options	7,868,033	2,800,453	5,942,965	2,948,133
Warrants (number of equivalent shares)	8,752,868	287,234	8,752,868	2,171,396

For the six-month period ended June 30, 2012 and for the three-month and six-month periods ended June 30, 2011, the diluted net income (loss) per share was the same as the basic net income (loss) per share, since the effect of the assumed exercise of stock options and warrants to purchase common shares is anti-dilutive. Accordingly, the diluted net income (loss) per share for these periods was calculated using the basic weighted average number of shares outstanding.

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Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at June 30, 2012 and for the three-month and six-month periods ended June 30, 2012 and 2011

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The weighted average number of shares is influenced most notably by share issuances made in connection with financing activities, such as ATM drawdowns, which resulted in the issuance of a total of 6,170,285 common shares (see note 8) during the six-month period ended June 30, 2012.

15	Compensation of key management

Compensation awarded to key management* included:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
	$	$	$	$
Salaries and short-term employee benefits	530	568	1,171	1,195
Post-employment benefits	19	20	56	95
Share-based compensation cost	253	487	497	711

	802	1,075	1,724	2,001

*	Key management includes the Company’s directors and members of the Executive Committee.

16	Segment information

The Company operates in a single operating segment, being the biopharmaceutical segment.

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